

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2023

Octavio Romero Oropeza
Director General
Mexican Petroleum
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
Ciudad de México, Alcaldía Miguel Hidalgo, 11300
México

      Re: Mexican Petroleum
            Registration Statement on Form F-4
            Filed September 20, 2023
            File No. 333-274605

Dear Octavio Romero Oropeza:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Energy & Transportation

cc: Jorge U. Juantorena